Exhibit 3.1

SOSID: 1076268 Date Filed: 8/1/2014 4:21:00 PM Elaine F. Marshall North Carolina Secretary of State C2014 212 00569

State of North Carolina

Department of the Secretary of State

ARTICLES OF RESTATEMENT

FOR BUSINESS CORPORATION

Pursuant to §55-10-07 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following for the purpose of restating its Articles of Incorporation.

The name of the corporation is: Live Oak Bancshares, Inc.

1.	The text of the Restated Articles of Incorporation is attached.

2.	(Check a, b, or c, as applicable.)

These Restated Articles of Incorporation contain a new amendment or amendments:

a.XX	Not requiring shareholder approval. (Set forth a brief explanation of why shareholder approval was not required for such Amendment.)

These Restated Articles do not contain an amendment that requires shareholder approval.

b.	Requiring shareholder approval. The amendments were adopted by the board of directors, and shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.
c.	These Restated Articles of Incorporation do not include a new amendment.

4.	The text of each amendment adopted is as follows: (State below or attach): See attached.

5.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself are as follows:

6.	The date of adoption of each amendment was as follows: June 12, 2014.

CORPORATIONS DIVISION	P.O. BOX 29622	RALEIGH, NC 27626-0622

ARTICLES OF RESTATEMENT

FOR BUSINESS CORPORATION

7.	(Optional) The name and address of the current Registered Agent and Registered Office of the surviving business entity is:

Name of Registered Agent

Number and Street

City, State, Zip Code                                                                                                    County

The mailing address if different from the street address of the above listed Registered Office is

8.	These Restated Articles of Incorporation consolidate all amendments into a single document.

9.	These articles will be effective upon filing, unless a delayed date and/or time is specified; .

This the 1st day of August, 2014

Live Oak Bancshares, Inc.
Name of Corporation

Signature

David G. Lucht Executive Vice President
Type or Print Name and Title

NOTES:

1.	Filing fee is $10, to Restate Articles of Incorporation without an amendment.
2.	Filing fee is $50, to Restate Articles of Incorporation with an amendment
3.	This document must be filed with the Secretary of State.

(Revised September 2003) CORPORATIONS DIVISION	P.O. BOX 29622	(Form B-03) RALEIGH, NC 27626-0622

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

LIVE OAK BANCSHARES, INC.

The undersigned hereby makes and acknowledges these Articles of Incorporation for the purpose of forming a business corporation under and by virtue of the laws of the State of North Carolina as contained in Chapter 55 of the General Statutes of North Carolina, entitled “North Carolina Business Corporation Act,” and the several amendments thereto, and to that end hereby sets forth the following:

ARTICLE I

The name of the corporation is Live Oak Bancshares, Inc. (herein referred to as the “Corporation”).

ARTICLE II

The Corporation shall have authority to issue a total of 111,000,000 shares of capital stock. The capital stock shall consist of 110,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share.

Common Stock. The authorized common stock shall consist of two separate classes, of which 100,000,000 shares shall be designated as voting common stock (“Voting Common Stock”) and 10,000,000 shares shall be designated as non-voting common stock (“Non-Voting Common Stock”, and together with Voting Common Stock, “Common Stock”).

Each holder of Voting Common Stock, as such, shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) or pursuant to the North Carolina Business Corporation Act (“NCBCA”). The holders of Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein.

Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction, as described in more detail below); provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in the like stock. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of at least two-thirds of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required (i) to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that significantly and adversely affects the rights, preference or terms of the Non-Voting Common Stock contained herein in a manner that is different from the effect of such amendment, alteration or repeal on the Voting Common Stock and (ii) to liquidate, dissolve or wind-up the business and affairs of the Corporation.

Conversion of Common Stock. Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock at the option of the holder; provided, however, that each share of Non-Voting Common Stock will not be convertible in the hands of or at the election of the initial holder or any affiliate of such initial holder and will only be convertible by a transferee after a transfer to a third party unaffiliated with such initial holder and that complies with the transfer restrictions described in the next sentence. The Non-Voting Common Stock may only be transferred through one or more of the following alternatives (each, a “Permitted Transfer”): (i) to an affiliate of the holder or to the Corporation, (ii) in a widespread public distribution (including a transfer to an underwriter for the purpose of conducting a widespread public distribution), (iii) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of the voting securities of the Corporation, or (iv) to a transferee that would control more than 50% of the voting securities of the Corporation without any transfer from the transferor. The term “Permitted Transferee” means a holder of Non-Voting Common Stock, other than the initial holder of such Non-Voting Common Stock or an affiliate thereof, who acquires one or more shares of Non-Voting Common Stock in a Permitted Transfer.

Following a Permitted Transfer, a Permitted Transferee may elect to convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock at the option of such holder upon written notice delivered to the Corporation (at the principal office of the Corporation). In connection with such conversion, such Permitted Transferee shall be required to surrender to the Corporation a certificate representing the shares of Non-Voting Common Stock being converted. Until presented and surrendered for cancellation following such conversion, each certificate representing shares of Non-Voting Common Stock in respect of which a conversion election has been made in accordance herewith shall be deemed to represent the number of shares of Voting Common Stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder thereof shall be entitled to receive a certificate for the appropriate number of shares of Voting Common Stock. Upon conversion pursuant to this Article II, each converted share of Non-Voting Common Stock shall be retired. The Corporation shall from time to time reserve for issuance the number of shares of Voting Common Stock into which all outstanding shares of Non-Voting Common Stock may be converted.

In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares of Voting Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Non-Voting Common Stock will at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction, provided that at the election of such holder, any securities issued with respect to the Non-Voting Common Stock shall be non-voting securities under the resulting corporation’s organizational documents and the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of at least two-thirds of the Non-Voting Common Stock then outstanding) and take such actions necessary to ensure that holders of the Non-Voting Common Stock shall retain securities with substantially the same privileges, limitations and relative rights as the Non-Voting Common Stock. Subject to the foregoing, in the event the holders of Voting Common Stock are provided the right to convert or exchange Voting Common

Stock for stock or securities, cash and/or any other property, then the holders of the Non-Voting Common Stock shall be provided the same right based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of Voting Common Stock immediately prior to such transaction. In the event that the Corporation offers to repurchase shares of Voting Common Stock from its shareholders generally, the Corporation shall offer to repurchase Non-Voting Common Stock pro rata based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase. In the event of any pro rata subscription offer, rights offer or similar offer to holders of Voting Common Stock, the Corporation shall provide the holders of the Non-Voting Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that at the election of such holder, any shares issued with respect to the Non-Voting Common Stock shall be issued in the form of Non-Voting Common Stock rather than Voting Common Stock.

Preferred Stock. The shares of preferred stock may be issued from time to time by the Corporation, and the Board of Directors may create and divide such shares into one or more series within that class, and such shares and the shares of each series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations and relative rights (or qualifications, conditions or restrictions thereon) as the Board of Directors may and hereby is authorized to determine.

ARTICLE III

The street address of the registered office of the Corporation is 1741 Tiburon Drive, Wilmington, New Hanover County, North Carolina 28403-6244; the mailing address of the registered office of the Corporation is 1741 Tiburon Drive, Wilmington, New Hanover County, North Carolina 28403-6244; and, the name of the registered agent at such address is David G. Lucht.

ARTICLE IV

To the fullest extent permitted by the North Carolina Business Corporation Act as it exists or may hereafter be amended, no person who is serving or who has served as a director of the Corporation shall be personally liable to the Corporation or any of its shareholders or otherwise for monetary damages for breach of any duty as a director. No amendment or repeal of this article, nor the adoption of any provision to these Articles of Incorporation inconsistent with this article, shall eliminate or reduce the protection granted herein with respect to any matter that occurred prior to such amendment, repeal, or adoption.

ARTICLE V

Any agreement, plan or arrangement providing for the merger, consolidation or exchange of shares of the Corporation with any other corporation, foreign or domestic, or the sale, lease or exchange of all or substantially all of the assets of the Corporation which requires prior shareholder approval under North Carolina law shall only be effected after the prior approval of the holders of at least two-thirds of the outstanding shares of all classes of capital stock of the Corporation, voting together as a single class, unless class voting rights are specifically permitted for any class of capital stock of the Corporation. Notwithstanding the foregoing, the requirement of approval of at least two-thirds of the outstanding shares as set forth above shall not be applicable and only such affirmative vote as is required by North Carolina law shall be required, if any such transaction shall have been approved by a majority of the members of the Board of Directors unaffiliated with any other party to the proposed transaction.

ARTICLE VI

Any person as a director of this Corporation may only be removed for “cause” by the shareholders represented by a majority of all shares entitled to vote at an annual or special meeting of this Corporation. The term “cause” for the purposes of this paragraph shall mean (i) the criminal prosecution and conviction during the course of the director’s service as a director of this Corporation of an act of fraud, embezzlement, theft or personal dishonesty (excepting minor traffic and similar violations in the nature of a misdemeanor under North Carolina law), (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust, or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors, under any of the Corporation’s fidelity bonds or insurance policies covering its directors, officers or employees,

This the 12th day of June, 2014.

James S. Mahan III Chairman of the Board of Directors and Chief Executive Officer